SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-15052

THE UNITED ILLUMINATING COMPANY 401(k)/
EMPLOYEE STOCK OWNERSHIP PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 11-K

TABLE OF CONTENTS

The United Illuminating Company 401(k)/Employee Stock Ownership Plan Audited Financial Statements
Signatures
Exhibit Index

Audited Financial Statements

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Year Ended December 31, 2004

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Year Ended December 31, 2004

CONTENTS

Page

Report of independent registered public accounting firm	1

Statements of net assets available for benefits	2

Statement of changes in net assets available for benefits	3

Notes to financial statements	4-10

Supplemental schedules *:

Schedule H - Schedule of assets (held at end of year)	11

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for
  Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Pension and Benefits Committee of The United Illuminating Company
The United Illuminating Company 401(k)/Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

               Dworken, Hillman, LaMorte & Sterczala P.C.
Shelton, Connecticut
June 15, 2005

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

THE UNITED ILLUMINATING COMPANY 401(k)/EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits

As of December 31,

	2004					2003
		ESOP Component		401(k)			ESOP Component		401(k)
	Allocated	Unallocated	Total	Component	Total	Allocated	Unallocated	Total	Component	Total

Assets
Investments, at fair value	27,229,291	6,808,383	34,037,674	75,081,778	109,119,452	23,868,795	7,245,652	31,114,447	67,453,235	98,567,682

Total investments	27,229,291	6,808,383	34,037,674	75,081,778	109,119,452	23,868,795	7,245,652	31,114,447	67,453,235	98,567,682

Receivables:
Employer's contributions	292,585	-	292,585	-	292,585	168,273	-	168,273	-	168,273
Participants' contributions	-	-	-	39,389	39,389	-	-	-	389,347	389,347
Dividend and interest	382,165	95,556	477,721	-	477,721	381,054	115,673	496,727	-	496,727

Total receivables	674,750	95,556	770,306	39,389	809,695	549,327	115,673	665,000	389,347	1,054,347

Total assets	27,904,041	6,903,939	34,807,980	75,121,167	109,929,147	24,418,122	7,361,325	31,779,447	67,842,582	99,622,029

Liabilities
Interest payable	-	99,908	99,908	-	99,908	-	117,370	117,370	-	117,370
Loan payable to United Illuminating Company	-	5,678,010	5,678,010	-	5,678,010	-	6,652,207	6,652,207	-	6,652,207

Total liabilities	-	5,777,918	5,777,918	-	5,777,918	-	6,769,577	6,769,577	-	6,769,577

Net assets available for benefits	$27,904,041	$1,126,021	$29,030,062	$75,121,167	$104,151,229	$24,418,122	$591,748	$25,009,870	$67,842,582	$92,852,452

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year Ended December 31, 2004
	ESOP Component			401(k)
	Allocated	Unallocated	Total	Component	Total
Additions
Investment Income:
Interest and dividend income, investments	$1,520,943	$412,401	$1,933,344	$1,734,931	$3,668,275
Interest and dividend income, participant loans	-	-	-	81,799	81,799
Net appreciation in fair value of investments	3,245,306	886,640	4,131,946	4,180,109	8,312,055
	4,766,249	1,299,041	6,065,290	5,996,839	12,062,129

Contributions:
Employer contributions	1,310,799	982,461	2,293,260	-	2,293,260
Employee contributions	-	-	-	6,002,481	6,002,481
Rollover contributions	-	-	-	116,144	116,144
	1,310,799	982,461	2,293,260	6,118,625	8,411,885

Allocation of 27,940 shares from unallocated
ESOP component	1,323,910	-	1,323,910	-	1,323,910
Total additions	7,400,958	2,281,502	9,682,460	12,115,464	21,797,924

Deductions
Payment of benefits	2,755,903	-	2,755,903	5,978,307	8,734,210
Interest expense	-	423,319	423,319	-	423,319
Administrative expenses	863	-	863	16,845	17,708
Allocation of 27,940 shares to allocated
ESOP component	-	1,323,910	1,323,910	-	1,323,910
Total deductions	2,756,766	1,747,229	4,503,995	5,995,152	10,499,147

Net increase prior to participant loans
and interfund transfers	4,644,192	534,273	5,178,465	6,120,312	11,298,777
Participant loan activity	(35,550)	-	(35,550)	35,550	-
Interfund transfers	(1,122,723)	-	(1,122,723)	1,122,723	-
Net increase	3,485,919	534,273	4,020,192	7,278,585	11,298,777
Net assets available for benefits:
Beginning of year	24,418,122	591,748	25,009,870	67,842,582	92,852,452
End of year	$27,904,041	$1,126,021	$29,030,062	$75,121,167	$104,151,229

See notes to financial statements.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2004

1. Description of Plan:

The following brief description of The United Illuminating Company 401(k)/Employee Stock Ownership Plan (the “Plan”), sponsored by The United Illuminating Company (the “Company”), a wholly owned subsidiary of UIL Holdings Corporation (“UIL”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) plan and a stock bonus plan and trust meeting the requirements of Sections 401(a), 501(a) and related provisions of the Internal Revenue Code (the “IRC”). Employees are eligible to participate in the Plan upon completion of one month of credited service.

The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement, and to enable eligible employees and their beneficiaries to share in the growth of the Company by providing them ownership of UIL stock. The Plan was administered by the Employees’ Benefit Committee of the Company through August 2004. Since August 2004, the Plan is administered by the Pension and Benefits Committee of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee and recordkeeper of the Plan, exclusive of a) proxy responsibilities related to voting of shares of UIL common stock and b) custodian responsibilities related to unallocated shares of the Employee Stock Ownership Plan (“ESOP”) portion, which are performed by Wachovia Bank, N.A.

The Plan is also intended to allow leveraged acquisitions of the UIL’s stock and accordingly, is intended to meet the requirements of sections 409 and 4975(e)(7) of the IRC.

In 1997, the Plan purchased Company stock using the proceeds of a loan from the Company (See Note 5) and holds the stock in a trust established under the Plan. The Company stock was subsequently converted to UIL stock. The borrowing is to be repaid over a period of twelve years. As the Plan makes each payment of principal to the Company, an appropriate percentage of stock will be allocated to eligible employees’ accounts in accordance with the appropriate regulations of the IRC. Shares vest fully upon allocation.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2004

1. Description of Plan (continued):

Unallocated shares of stock collateralize the loan from the Company. The Company has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan at December 31, 2004 and 2003 and for the year ended December 31, 2004 present separately the assets and liabilities and changes therein pertaining to:

(a)	Accounts of eligible employees with vested rights in allocated stock (“Allocated”) and
(b)	Stock not yet allocated to employees (“Unallocated”).

Contributions:

Participant: Eligible employees may contribute on a pre-tax basis up to 75% of the employee’s compensation, subject to IRC limitations as defined.

Employer: The Company makes a matching contribution in cash or in shares of UIL stock equal to 1% for each 1% of the first 3% of the employee’s compensation plus 0.5% for each 1% from 4% to 5% of the employee’s compensation withheld as a participant contribution, up to a maximum of 4%. During 2004, all matching contributions were in the form of UIL stock to the Allocated portion of the Employee Stock Ownership Plan.

The Company may also make discretionary contributions as authorized by the Board of Directors of the Company. Discretionary contributions are invested in UIL stock. Contributions are subject to certain limitations. There were no discretionary contributions made during the year ended December 31, 2004.

Dividends paid on UIL stock:

Dividends paid on UIL stock are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Effective February 1, 2003, dividends will automatically be reinvested in shares of the Company or at the election of the participant may be paid directly to them. Prior to this date, all dividends were paid in cash to each participant.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2004

1. Description of Plan (continued):

Participant and ESOP accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. An employee stock ownership plan account (“ESOP Account”) is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Any participant who has completed five (5) years of service may elect to diversify the investment of up to 40% of the ESOP account value from Company Stock to the other investment options available in the Plan.

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of UIL stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised. The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

Vesting:

Participants are fully vested in the total value of all accounts immediately upon commencement of employment.

Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested balance. Loan terms range from 1-4 years except in the case of the purchase of a primary residence which may not exceed 15 years. The loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator. Interest rates at December 31, 2004 range from 6.00% to 11.50%. Principal and interest is paid ratably through monthly payroll deductions.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2004

1. Description of Plan (continued):

Payment of benefits:

On termination of service, a participant may elect to receive a lump sum equal to the value of the participant’s account. Benefit payments before termination of service are permitted under certain circumstances. The portion of a participant’s account that is invested in UIL stock shall be paid in whole shares of UIL stock, unless the participant elects to receive such payment in cash.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

2. Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares owned at year-end. Shares of Vanguard Retirement Savings Trust are valued at the net asset value, the underlying investments of which are valued at contract value. The UIL stock is valued at closing price on the New York Stock Exchange. Participant loans are valued at cost, which approximates fair value.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2004

2. Summary of accounting policies (continued):

Investment valuation and income recognition (continued):

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Plan expenses:

The Company, at its sole discretion, may pay for all or a portion of expenses related to administering and operating the Plan.

Payment of benefits:

Benefits are recorded when paid.

3. Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2004	2003
Vanguard 500 Index Fund, 238,716 and 234,245 shares, respectively	$26,650,227	$24,049,908
UIL Holdings Corporation, 663,502 and 529,242 shares, respectively	$34,037,674	$31,114,447
Vanguard Wellesley Income Fund, 646,939 and 597,287 shares, respectively	$13,960,953	$12,489,263
Vanguard Retirement Savings Trust, 12,252,955 and 11,632,855 shares, respectively	$12,252,955	$11,632,855
Vanguard U.S. Growth Fund, 421,772 and 427,728 shares, respectively	$6,824,276	$6,484,361

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,312,055 as follows:

Mutual funds	$4,180,109
UIL Holdings Corporation common stock	4,131,946
$8,312,055

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2004

4. Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2004		December 31, 2003
	Allocated	Unallocated	Allocated	Unallocated
UIL Common stock:
Number of shares	530,785	132,717	529,242	160,657

Cost	$20,666,130	$4,511,064	$19,807,806	$5,460,747

Market	$27,229,291	$6,808,383	$23,868,795	$7,245,652
Receivables	674,750	95,556	549,327	115,673
Less loan payable	-	(5,777,918)	-	(6,769,577)

	$27,904,041	$1,126,021	$24,418,122	$591,748

2004
Changes in net assets:
Contributions	$2,293,260
Dividends	1,933,344
Net appreciation	4,131,946
Benefits paid	(2,755,903)
Interest expense	(423,319)
Administrative expense	(863)
Participant loan activity	(35,550)
Interfund transfers	(1,122,723)
$4,020,192

5. Loans payable:

In 1997, the Plan entered into a term loan agreement with the Company, which provided for maximum borrowings of $15,000,000 and an interest rate of 7.00%. Advances of $11,159,446 were drawn during the period July 1997 to November 1997 and were utilized to purchase Company common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over twelve years.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2004

5. Loans payable (continued):

The scheduled principal repayments of the loan for the next five years are as follows:

Year Ended December 31:

2005 2006 2007 2008 2009	$1,044,862 1,120,385 1,200,739 1,286,780 1,025,244

6. Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for Plan investments. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7. Tax status:

The Internal Revenue Service determined and informed the Company by letter dated December 27, 2001, that the Plan was qualified under IRC Section 401(a). The Plan has subsequently been amended since receiving the determination letter. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. Prohibited transactions:

During 2004, the Plan sponsor continued to allow employee deferrals for two participants who were granted hardship withdrawals. The Department of Labor prohibits participants receiving hardship withdrawals from making elective deferrals for a six month period.

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Attachment to Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Cost	Current Value
* Vanguard 500 Index Fund, 238,716 shares	Registered Investment Company	$20,246,759	$26,650,227
* Vanguard Extended Market Index Fund, 72,202 shares	Registered Investment Company	1,967,423	2,264,246
* Vanguard Federal Money Market Fund, 1,760,625 shares	Registered Investment Company	1,760,625	1,760,625
* Vanguard International Growth Fund, 143,468 shares	Registered Investment Company	2,421,463	2,705,813
* Vanguard Morgan Growth Fund, 119,819 shares	Registered Investment Company	1,960,770	1,955,440
* Vanguard Total Bond Market Index Fund, 247,850 shares	Registered Investment Company	2,529,537	2,545,419
* Vanguard U.S. Growth Fund, 421,772 shares	Registered Investment Company	9,202,133	6,824,276
* Vanguard Wellesley Income Fund, 646,939 shares	Registered Investment Company	13,143,935	13,960,953
* Vanguard Windsor II Fund, 85,027 shares	Registered Investment Company	2,249,865	2,612,881
* Vanguard Retirement Savings Trust, 12,252,955 shares	Common/Collective Trust	12,252,955	12,252,955
* Vanguard Target Retirement 2005 Fund, 7,017 shares	Registered Investment Company	76,372	76,206
* Vanguard Target Retirement 2015 Fund, 15,428 shares	Registered Investment Company	166,170	172,325
* Vanguard Target Retirement 2025 Fund, 5,609 shares	Registered Investment Company	62,458	63,882
* Vanguard Target Retirement 2035 Fund, 3,410 shares	Registered Investment Company	38,658	39,995
* Vanguard Target Retirement 2045 Fund, 2,003 shares	Registered Investment Company	23,320	23,896
* Vanguard Target Retirement Income Fund, 1,530 shares	Registered Investment Company	16,159	16,091
* UIL Holdings Corporation, 663,502 shares **	Common Stock	25,177,194	34,037,674
* Participant Loans	Participant loans (6.00% - 11.50%)	1,156,548	1,156,548

Total assets		$94,452,344	$109,119,452

  *Party in interest
**Non participant-directed investment

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE UNITED ILLUMINATING COMPANY
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 27, 2005	By /s/ Diane Pivirotto
Diane Pivirotto
Associate Vice-President Human Resources

THE UNITED ILLUMINATING COMPANY 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Index to Exhibits

Exhibit No.         Description
23               Consent of Dworken, Hillman, LaMorte & Sterczala